Exhibit 99.1
3000 Steeles Avenue East, Markham, Ontario L3R 9W2
NOTICE OF ANNUAL MEETING OF UNITHOLDERS
NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of the holders of trust units and special voting units (collectively, the “Unitholders”) of Extendicare Real Estate Investment Trust (the “REIT”) will be held on Wednesday, May 9, 2007, at 4:00 p.m. (Toronto time) at The Dominion Club, King Gallery, 3rd Floor, 1 King Street West, Toronto, Ontario, Canada, for the following purposes:
(1)	to receive the consolidated financial statements of the REIT for the year ended December 31, 2006 and the report of the auditors thereon;

(2)	to appoint the auditors of the REIT;

(3)	to elect trustees of the REIT; and

(4)	to transact such further business as may properly come before the Meeting or any adjournment thereof.
A description of the matters to be submitted to the Meeting is contained in the Management Information and Proxy Circular accompanying this Notice of Meeting.
Unitholders who are unable to attend the Meeting in person are requested to date, sign and return the accompanying appropriate form of proxy in the envelope provided for that purpose. Proxies to be used at the Meeting must be received by Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, no later than 4:00 p.m. (Toronto time) on Monday, May 7, 2007, and if the Meeting is adjourned, not less than 24 hours prior to the commencement of the adjourned Meeting. In addition, the proxy forms provide instructions on how to vote by telephone or over the internet.
If you are a new unitholder or a non-registered unitholder who did not elect to receive our 2006 Annual Report, you can view this report on our website at www.extendicare.com. If you wish a hard copy of this report, please contact the Secretary at 905-470-5534.
DATED at Markham, Ontario on March 2, 2007.
By order of the Trustees of
Extendicare Real Estate Investment Trust
By:/s/ Jillian E. Fountain
Jillian E. Fountain
Secretary

MANAGEMENT INFORMATION AND PROXY CIRCULAR
NOTICE TO HOLDERS OF CLASS B LIMITED PARTNERSHIP UNITS OF EXTENDICARE LIMITED PARTNERSHIP
Holders of Class B limited partnership units (the “Exchangeable LP Units”) issued by Extendicare Limited Partnership (Extendicare LP) should note that this Management Information and Proxy Circular (the “Circular”) relates solely to Extendicare Real Estate Investment Trust (the “REIT”) and not to Extendicare LP. On October 31, 2006, Extendicare LP was granted relief from certain of the continuous disclosure requirements normally associated with being a “reporting issuer” under applicable securities legislation for so long as certain conditions continue to be met, including the requirement that the REIT concurrently sends to all holders of Exchangeable LP Units all disclosure material furnished to holders of trust units of the REIT (Trust Units) under National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators. The exemptive relief was granted to Extendicare LP, in part, on the basis that the REIT is the indirect beneficial owner of all of the issued and outstanding voting securities of Extendicare LP, other than the Exchangeable LP Units (which have voting rights only in very limited circumstances), and the consolidated financial results of the REIT wholly reflect the financial performance of Extendicare LP. The Exchangeable LP Units are intended to be, to the extent possible, the economic equivalent of the Trust Units and are exchangeable for an equal number of Trust Units, subject to customary anti-dilution adjustments.
VOTING RIGHTS
The REIT has two classes of units outstanding, being Trust Units and special voting units of the REIT (“Special Voting Units”). Holders of Trust Units and Special Voting Units are entitled to cast one vote per Trust Unit or Special Voting Unit on all matters coming before the Meeting (as defined below). The REIT issued Special Voting Units to the former shareholders of Extendicare Inc. (Extendicare) that elected to receive Exchangeable LP Units under the plan of arrangement of Extendicare (the “Plan of Arrangement”), that was effective November 10, 2006. The Plan of Arrangement involved the distribution by Extendicare of Assisted Living Concepts, Inc. (ALC) to the shareholders of Extendicare and the conversion of Extendicare into a Canadian real estate investment trust. Under the Plan of Arrangement, the former holders of subordinate voting shares of Extendicare ultimately received for each share, one subordinate voting share of Class A common stock (the “Class A Shares”) of ALC and one Trust Unit or one Exchangeable LP Unit and the former holders of multiple voting shares of Extendicare ultimately received for each share, one multiple voting share of Class B common stock of ALC and 1.075 Trust Units or 1.075 Exchangeable LP Units. In addition, one Special Voting Unit and other ancillary rights were received by each holder of Exchangeable LP Units for each Exchangeable LP Unit received by such holder under the Plan of Arrangement.
Each Special Voting Unit is intended to be the voting equivalent of a Trust Unit and entitles the holder thereof to a number of votes equal to the number of Trust Units that may be obtained upon the exchange of the Exchangeable LP Units to which the Special Voting Units relate. The certificates representing the Exchangeable LP Units to which the Special Voting Units relate also evidence the Special Voting Units. Upon the exchange of Exchangeable LP Units for Trust Units by a holder of Exchangeable LP Units, the corresponding Special Voting Units will be redeemed by the REIT for no consideration and will be cancelled.
SOLICITATION OF PROXIES
This Circular is furnished in connection with the solicitation of proxies by or on behalf of the trustees (the “Trustees”) of the REIT for use at the meeting of the holders of Trust Units (the “Trust Unitholders”) and holders of Special Voting Units (the “Special Voting Unitholders”; the Trust Units and Special Voting Units being hereinafter collectively referred to as the “Units” and Trust Unitholders and Special Voting Unitholders being hereinafter collectively referred to as the “Unitholders”) to be held at 4:00 p.m. (Toronto time) on Wednesday, May 9, 2007 (the “Meeting”), or at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting (the “Notice”).
EXTENDICARE PROXY CIRCULAR — MARCH 2007

It is anticipated that the solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by management of the REIT, who will not be specifically compensated therefor, or agents of the REIT who will be specifically compensated therefor. All costs of the solicitation will be borne, directly or indirectly, by the REIT.
The information contained herein is given as of March 2, 2007, except as otherwise noted. All amounts referred to herein are in Canadian dollars unless otherwise stated.
APPOINTMENT OF PROXIES
The persons named in the accompanying forms of proxy are officers and/or trustees of the REIT. A Unitholder has the right to appoint some other person or company (who need not be a Unitholder) to represent him or her at the Meeting or at any adjournment thereof. To exercise this right, the Unitholder may strike out the printed names and insert the name of the Unitholder’s chosen proxy in the blank space provided in the form of proxy for that purpose or complete another form of proxy.
To be valid, Unitholders’ proxies must be deposited with the REIT’s registrar and transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 4:00 p.m. (Toronto time) on Monday, May 7, 2007 or, in the case of any adjournment, not less than 24 hours prior to the commencement of the adjourned Meeting. In addition, the proxy forms provide instructions on how to vote by telephone or over the internet.
Non-registered Unitholders or Unitholders that hold their Units in the name of a “nominee” such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee as to how to complete their form of proxy and vote their Units. Non-registered Unitholders will have received this Circular in a mailing from their nominee, together with a form of proxy or voting instruction form. It is important that non-registered Unitholders adhere to the voting instructions provided to them by their nominee. Since the registrar and transfer agent of the REIT, Computershare Trust Company of Canada, does not have a record of the names of the non-registered Unitholders, Computershare Trust Company of Canada will have no knowledge of a non-registered Unitholder’s right to vote, unless the nominee has appointed the non-registered Unitholder as proxyholder. Non-registered Unitholders that wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered Unitholders are instructing their nominee to appoint them as proxyholder.
REVOCATION OF PROXY
Any Unitholder who has given a proxy may revoke it by preparing a written statement to this effect. The statement must be executed by the Unitholder or by his or her attorney authorized in writing to do so. Non-registered Unitholders who wish to revoke their proxy should contact their nominee well in advance of the Meeting to determine how they can do so. This statement must be delivered either to the Secretary at the head office of the REIT no later than 4:00 p.m. (Toronto time) on Monday, May 7, 2007 or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.
EXERCISE OF DISCRETION BY PROXYHOLDERS
The Units represented by properly executed proxies appointing officers and/or trustees of the REIT will be voted for or withheld from voting in accordance with the instructions of the Unitholder on the appropriate form of proxy. In the absence of any such instructions, it is intended that proxies appointing officers and/or trustees of the REIT will be voted in favour of the matters to be acted upon as specified in the Notice.
The accompanying forms of proxy confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to other matters which may properly come before the Meeting. At the date of this Circular, the Trustees of the REIT know of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the enclosed forms of proxy will vote on such matters in accordance with their judgement, pursuant to the discretionary authority conferred by the forms of proxy with respect to such matters.
EXTENDICARE PROXY CIRCULAR — MARCH 2007

RECORD DATE AND PRINCIPAL HOLDERS OF UNITS
The Trustees have fixed March 16, 2007 (the “Record Date”) for the purpose of determining Unitholders entitled to receive notice of and to vote at the Meeting. Only Unitholders of record at the close of business on the Record Date shall be entitled to vote at the Meeting or any adjournment thereof, except that a person who has acquired Units subsequent to such date will be entitled to vote such Units, instead of the holder of record on the Record Date, upon making a written request, not later than 10 days preceding the date of the Meeting to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Stock Transfer Services, to be included on the list of Unitholders entitled to vote at the Meeting, or any adjournment thereof, and establishing ownership of such Units.
As of the close of business on March 2, 2007, there were 60,453,762 Trust Units (representing approximately 86% of the voting rights) and 9,792,457 Special Voting Units (representing approximately 14% of the voting rights) issued and outstanding.
To the knowledge of the Trustees and the executive officers of the REIT, as of the close of business on March 2, 2007, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the Units, except for Scotia Investments Limited. Scotia Investments Limited held 7,634,369 Units representing approximately 11% of the voting rights attached to the Units currently outstanding. Of these holdings 2,787,127 were Trust Units (or approximately 5% of the Trust Units) and 4,847,242 were Special Voting Units (or approximately 49% of the Special Voting Units). The holdings of Scotia Investments Limited are held either directly or indirectly through related companies. All of the outstanding voting shares of Scotia Investments Limited are held directly or indirectly by members of the family of the late R.A. Jodrey.
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
There are no material interests, direct or indirect, of the Trustees, or the directors or executive officers of the REIT or its subsidiaries, the nominees for Trustee, any Unitholder who beneficially owns more than 10% of the Trust Units or Special Voting Units, or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed fiscal year, or any proposed transaction which has materially affected or would materially affect the REIT or any of its subsidiaries.
INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON
The board of trustees of the REIT (the “Board of Trustees”) on behalf of the REIT is not aware of any material interest of any Trustee or nominee for Trustee or any one who has held office as such since the beginning of the last fiscal year or any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting.
APPOINTMENT OF AUDITORS
With the recommendation of the Audit Committee, it is intended that the Units represented by proxies in favour of the persons named in the enclosed forms of proxy will be voted in favour of the re-appointment of KPMG llp, the present auditors, as auditors of the REIT to hold office until the next annual meeting of Unitholders to be held in 2008, unless authority is withheld on the form of proxy.
EXTENDICARE PROXY CIRCULAR — MARCH 2007

ELECTION OF TRUSTEES
The amended and restated deed of trust of the REIT dated October 28, 2006 (the “REIT Deed of Trust”) provides that the REIT will have a minimum of three Trustees and a maximum of twenty Trustees, with the number of Trustees from time to time within such range being fixed by resolution of the Trustees. At the present time, the Board of Trustees consists of nine Trustees.
Unless otherwise directed, the persons named in the accompanying forms of proxy intend to vote in favour of the election, as Trustees, of the nominees whose names are set forth below. All of the nominees are currently either Trustees or officers of the REIT. Each Trustee will hold office for a term expiring at the close of the next annual meeting of Unitholders, unless his office is vacated earlier due to death, removal, resignation or ceasing to be duly qualified. The Trustees do not contemplate that any of the nominees will be unable to serve as a Trustee. If, for any reason, any of the proposed nominees is unable to serve as a Trustee, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their sole discretion.
The information set out below relating to the nominees as Trustees is based partly on the REIT’s records and partly on information received by the REIT from such nominees.
The following table sets forth the name; the province or state and country of residence of each of the proposed Trustees; his principal occupation during the past five years; the number of Trust Units, Special Voting Units and Exchangeable LP Units beneficially owned or over which control or direction, directly or indirectly, is exercised by the proposed Trustee; and the date the proposed Trustee became a director of Extendicare. Each of these individuals, other than Messrs. Small and Angus, has also served as a Trustee since November 10, 2006. Mr. Angus was appointed to the Board of Trustees on December 14, 2006.
Eight of the current nine Trustees were directors of Extendicare prior to completion of the Plan of Arrangement. The board of directors of Extendicare (the “Board of Directors”) met 14 times during 2006, at which attendance averaged 99% and the Board of Trustees of the REIT met once during 2006, at which all but one Trustee attended. The following table includes the attendance record of the proposed Trustees at meetings of the Board of Trustees and of the directors of Extendicare at meetings of the Board of Directors.
If elected to the Board of Trustees, the individuals set forth below, other than Mr. Rhinelander and Mr. Small, will be independent Trustees. Each of the individuals set forth below, as well as Richard L. Bertrand, the Senior Vice-President and Chief Financial Officer of the REIT and Extendicare, will also be nominated for election, or appointed, as directors of Extendicare. Messrs. Rhinelander, Small and Bertrand, will be non-independent directors of Extendicare. Mr. Bertrand was appointed director of Extendicare on November 10, 2006 and attended all of the meetings of the Board of Directors that have been held since that time. Mr. Bertrand does not serve on the board of any other issuer.

Trustees nominated to serve until the next Annual Meeting of Unitholders in 2008:
FREDERICK B. LADLY (2)
 Ontario, Canada
 Chairman of the Board of Trustees

Director since: June 6, 1986

Trust Units: 1,690

Special Voting Units and Exchangeable LP Units: 70,923
Board meetings attended:
   Extendicare: 13/14; REIT: 1/1
Mr. Ladly became the Chairman of the REIT and Extendicare effective November 10, 2006, prior to which he had been Deputy Chairman of Extendicare since 1997. Mr. Ladly is also Vice-Chairman of Crown Life Insurance Company (a private company) and serves on the boards of High Liner Foods Incorporated (a public food processing company) and Knudsen Engineering Limited (a private company specializing in digital systems for marine applications). Mr. Ladly is a former executive of Extendicare, having served as Chief Executive Officer (1992 – 1997), and as President and Chief Executive Officer of Extendicare (Canada) Inc. (1984 – 1992). Mr. Ladly is considered to be an independent Trustee and director of Extendicare as his employment with Extendicare ended in 1997.
EXTENDICARE PROXY CIRCULAR — MARCH 2007

Trustees nominated to serve until the next Annual Meeting of Unitholders in 2008:
MEL RHINELANDER (2) Ontario, Canada Vice-Chairman of the Board of Trustees Director since: May 2, 2000 Trust Units: 38,850 Board meetings attended: Extendicare: 14/14; REIT: 1/1	Mr. Rhinelander is Vice Chairman of the REIT and Extendicare and is a non-independent Trustee and director of Extendicare since he was the President and Chief Executive Officer of Extendicare from 2000 through to November 10, 2006. Mr. Rhinelander is also Vice Chairman of Assisted Living Concepts, Inc. (a public company), and is a director of Sobeys Inc. (a public retail food distribution company). Mr. Rhinelander has served the Extendicare group of companies since 1977 in a number of senior positions.

JOHN F. ANGUS (1) Quebec, Canada Director since: Dec. 14, 2006 Trust Units: Nil Board meetings attended: N/A	Mr. Angus is President of Stonehenge Corporation (a private consulting firm specializing in business turnaround solutions). Mr. Angus is a director of UBS Bank Canada (a subsidiary of a public banking company), the Institute for Public Affairs of Montreal, and a number of other private companies. Mr. Angus is a member of the Turnaround Management Association.

H. MICHAEL BURNS (1) Ontario, Canada Director since: March 24, 1978 Trust Units: 440,000 Special Voting Units and Exchangeable LP Units: 122,873 Board meetings attended: Extendicare: 14/14; REIT: 1/1	Mr. Burns is President of Kingfield Investments Limited (a private investment company). Mr. Burns held the position of Deputy Chairman of Extendicare from 1992 until November 10, 2006. Mr. Burns is a director of Algoma Central Corp. and Landmark Global Financial Corporation (both public companies), and is Chancellor of Renison College, at the University of Waterloo. Mr. Burns is a former executive of Extendicare, having served as President (1985 – 1992), Chairman (1984 – 1985), and Chairman and CEO (1980 – 1984). Mr. Burns is considered to be an independent Trustee, and director of Extendicare as his employment with Extendicare ended in 1992.

DR. SETH B. GOLDSMITH (3) Florida, United States Director since: February 23, 1995 Trust Units: 15,000 Board meetings attended: Extendicare: 14/14; REIT: 1/1	Dr. Goldsmith is an attorney and Professor Emeritus at the University of Massachusetts at Amherst. Dr. Goldsmith is a former Chief Executive Officer of the Miami Jewish Home & Hospital for the Aged, and has served as a consultant to numerous organizations including the World Health Organization, Geneva, Switzerland, and the U.S. Army.

MICHAEL J. L. KIRBY (2) (3) Ontario, Canada Director since: March 11, 1987 Trust Units: 18,500 Board meetings attended: Extendicare: 14/14; REIT: 0/1	Mr. Kirby is a retired member of The Senate of Canada (1984-2006). Mr. Kirby serves as a director of the following public companies: The Bank of Nova Scotia; Indigo Books & Music Inc.; CPI Plastics Group Ltd.; Energy Savings Income Fund; MDC Partners Inc.; and Brainhunter Inc.

ALVIN G. LIBIN (1) Alberta, Canada Director since: January 20, 1984 Trust Units: 880,000 Board meetings attended: Extendicare: 14/14; REIT: 1/1	Mr. Libin is President and Chief Executive officer of Balmon Investments Ltd., a private management services and investment company. Mr. Libin is a director and one of the owners of the Calgary Flames of the National Hockey League, and serves as a director of several private corporate and community boards. Mr. Libin is also an Officer of the Order of Canada and a member of the Alberta Order of Excellence and past Chairman of the Alberta Ingenuity Fund.
EXTENDICARE PROXY CIRCULAR — MARCH 2007

Trustees nominated to serve until the next Annual Meeting of Unitholders in 2008:
J. THOMAS MACQUARRIE, Q.C.(1)(3)
Nova Scotia, Canada

Director since: October 8, 1980

Trust Units: 11,900

Special Voting Units and
Exchangeable LP Units: 77,924

Board meetings attended:
   Extendicare: 14/14; REIT: 1/1
Mr. MacQuarrie, Q.C., is a senior partner in the Atlantic Canada law firm of Stewart McKelvey. Mr. MacQuarrie serves as a director of High Liner Foods Incorporated and Aquarius Coatings Inc., both public companies, as well as of a number of private corporations.

PHILIP W. SMALL Milwaukee, United States Director since: November 10, 2006 Trust Units: 10,000 Board meetings attended (4): Extendicare: 1/14; REIT: N/A	Mr. Small was appointed the President and Chief Executive Officer of the REIT and Extendicare and a director of Extendicare effective November 10, 2006. Mr. Small joined the Extendicare group of companies in June 2001 as the Senior Vice President, Strategic Planning and has served in a number of senior capacities since then. In February 2004, Mr. Small was appointed to the position of Executive Vice President and COO of Extendicare Health Services, Inc. (EHSI). In November 2005, Mr. Small was appointed President and COO of EHSI, and effective November 10, 2006, he was appointed Chairman and CEO of EHSI.

Notes:
(1)	Member of the Audit Committee

(2)	Member of the Executive Committee

(3)	Member of the Human Resources, Governance and Nominating Committee

(4)	Represents meetings attended since becoming a director of Extendicare on November 10, 2006. As an executive of Extendicare, Mr. Small has been invited to attend a majority of the Extendicare Board meetings during 2006, and since becoming CEO on November 10, 2006, Mr. Small has attended all of the Board meetings of Extendicare and the REIT.
EXTENDICARE PROXY CIRCULAR — MARCH 2007

COMPENSATION OF NAMED EXECUTIVE OFFICERS
Summary Compensation Table
The following Summary Compensation Table sets forth all annual and long-term compensation for services in all capacities to the REIT and/or its subsidiaries for the individuals who were, at December 31, 2006, the Chief Executive Officer, the Chief Financial Officer and the next three most highly compensated executive officers, as well as the compensation of the former Chief Executive Officer (collectively, the “Named Executive Officers”) of the REIT and its subsidiaries.
With the exception of Mr. Tuttle’s compensation, all amounts in the Summary Compensation Table are reported in United States dollars.

					Long-term
		Annual compensation			compensation	All other
				Other annual	Securities under	compen-
		Salary	Bonus	compensation	options/SARs	sation
Name and principal position	Year	($)	($)(1)	($)(2)	granted (#)	($)(6)

P.W. Small (3)
President and Chief Executive	2006	428,077	638,666	—	—	69,193
Officer of the REIT and	2005	390,000	156,000	—	40,000	64,669
Extendicare	2004	375,000	210,000	—	40,000	40,711

R.L. Bertrand (4)
Senior Vice-President and
Chief Financial Officer of the	2006	350,000	676,750	—	—	46,353
REIT	2005	300,000	135,000	—	40,000	40,768
and Extendicare	2004	258,667	140,000	—	30,000	30,383

P. Tuttle
President of Canadian Operations	2006	200,000	127,700	—	—	27,285
of Extendicare, and President	2005	137,667	36,036	—	7,000	19,261
of Extendicare (Canada) Inc.	2004	124,993	14,250	—	7,000	18,097

D.K. Howe	2006	300,000	208,000	—	—	51,519
Senior Area Vice-President of	2005	262,500	50,000	—	25,000	45,460
Extendicare Health Services, Inc.	2004	237,000	82,950	—	25,000	39,798

M. Beal	2006	239,167	212,470	—	—	4,986
Area Vice-President of	2005	225,000	78,750	—	10,000	15,450
Extendicare Health Services, Inc.	2004	211,500	95,500	—	10,000	12,833

M.A. Rhinelander (5)	2006	666,667	1,583,333	65,419	—	4,001,935
former President and Chief	2005	800,000	1,000,000	55,936	100,000	11,206
Executive Officer of Extendicare	2004	800,000	950,000	85,512	100,000	10,834

Notes:
(1)	The amounts listed are the bonus amounts earned during the year indicated and relate to performance criteria which was met during the year, but some of the cash amounts, if applicable, are paid during the following year. In 2006, bonuses were awarded in connection with the successful completion of the Plan of Arrangement. See “Report on Executive Compensation” for further details.

(2)	With the exception of Mr. Rhinelander, the aggregate amount of perquisites and other benefits for each Named Executive Officer do not exceed the lesser of $50,000 and 10% of the total of his or her total annual salary and bonus. In the case of Mr. Rhinelander, the amount is comprised of a car allowance and flexible account.

(3)	Mr. Small was appointed as President and Chief Executive Officer of the REIT and Extendicare effective November 10, 2006. Previously Mr. Small was the President and Chief Operating Officer of Extendicare Health Services, Inc. (EHSI).

(4)	Mr. Bertrand was appointed as Chief Financial Officer of Extendicare effective September 1, 2004. Previously Mr. Bertrand was the Senior Vice-President, Development of EHSI.
EXTENDICARE PROXY CIRCULAR — MARCH 2007

(5)	Mr. Rhinelander retired as President and Chief Executive Officer of Extendicare on November 10, 2006 on completion of the Plan of Arrangement. In accordance with his employment agreement, Mr. Rhinelander was paid a change of control payment of US$3,885,538. Under his retirement arrangement with Extendicare, which provided for an annual benefit of 70% of the best three consecutive years of base salary for 25 years of service, plus an additional 3% per year thereafter, Mr. Rhinelander is entitled to receive US$693,000 annually. As well, as a non-executive Trustee of the REIT, Mr. Rhinelander is entitled to receive compensation in the form of Trustees fees.

(6)	For Mr. Rhinelander, these amounts reflect a change of control payment of US$3,885,538, a pension payment of US$106,794 and payments for term life insurance, accidental death and dismemberment, and long-term disability premiums of $9,603. All other compensation, in the case of Messrs. Small, Bertrand, Tuttle and Beal, and Ms. Howe, includes payments for life insurance and long-term disability premiums, accidental death and dismemberment, contributions to a deferred compensation plan, and contributions to a defined contribution retirement plan or registered savings plan. The amount of salary and/or bonus deferred by each Named Executive Officer is included within the figures set forth in the “Salary” and/or “Bonus” columns in the above table. The employer’s contribution is included within the “All other compensation” column. The amounts contributed by each Named Executive Officer, if any, and the employer’s matching portion contributed to the deferred compensation plan in United States dollars are as follows:

Named Executive Officer	2006 ($)	2005 ($)	2004 ($)

R.L. Bertrand
Officer contribution	—	—	—
Officer interest	—	13,014	10,029
Employer contribution	—	—	—
Employer interest	—	6,507	5,014

P.W. Small
Officer contribution	—	39,000	30,000
Officer interest	—	3,763	127
Employer contribution	20,500	19,618	—
Employer interest	—	57	—

M. Beal
Officer contribution	—	22,500	20,800
Officer interest	—	4,560	400
Employer contribution	—	11,250	8,733
Employer interest	—	2,280	1,200

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Options/Sar Values
In connection with the Plan of Arrangement and pursuant to the terms of the amended and restated subordinate voting share option and tandem SAR plan (the “Stock Option Plan”) of Extendicare, the Board of Directors of Extendicare approved the accelerated vesting of all outstanding and unexpired options to acquire subordinate voting shares in the capital of Extendicare (the “Subordinate Voting Shares”). All options and tandem stock appreciation rights were exercised, cashed out or terminated prior to November 10, 2006, the effective date of the Plan of Arrangement. There were no stock options/SARs granted under the Stock Option Plan during 2006.
The following table sets out all stock options exercised during 2006 by each of the Named Executive Officers:

				Value of unexercised
	Subordinate		Unexercised options	in-the-money options at
	Voting Shares	Aggregate	at financial year-end (#)	financial year-end ($)
	acquired on	value realized	exercisable/	exercisable/
Name	exercise (#)	(C$)	unexercisable	unexercisable

P.W. Small	102,500	930,984	nil / nil	nil / nil
R.L. Bertrand	125,000	1,436,493	nil / nil	nil / nil
P. Tuttle	13,125	74,884	nil / nil	nil / nil
D.K. Howe	53,750	456,620	nil / nil	nil / nil
M. Beal	31,250	329,324	nil / nil	nil / nil
M.A. Rhinelander	400,000	4,793,000	nil / nil	nil / nil

EXTENDICARE PROXY CIRCULAR — MARCH 2007

Retirement Arrangements
Mr. Bertrand has a retirement arrangement with Extendicare providing him with a benefit guarantee upon retirement. Mr. Bertrand has 30 years of credited service at the end of 2006. Mr. Bertrand is guaranteed to receive a fixed retirement benefit of C$173,000 per annum upon retirement. Mr. Bertrand’s plan allows for normal retirement at age 60.
Retirement benefits are not subject to any deduction for social security or Canada Pension, and are payable as an annuity over the lifetime of the executive with a portion continuing to be paid to the executive’s spouse after the death of the executive. Mr. Bertrand is also a participant in money purchase, 401(k), and deferred compensation plans established by Extendicare Health Services, Inc. and its subsidiaries (collectively, “EHSI”) for its U.S. executives.
Messrs. Small, Tuttle, and Beal, and Ms. Howe are participants in money purchase, registered savings plans and deferred compensation plans established for executives.
Deferred Compensation Plans
The U.S. operations of Extendicare are conducted through EHSI. EHSI maintains three separate non-qualified deferred compensation plans; the Executive Retirement Plan, the Deferred Compensation Plan and the Deferred Salary Plan.
The Executive Retirement Plan is offered to vice presidents of EHSI. Under this Plan, EHSI contributes an amount equal to 10% of the employee’s salary on a monthly basis into an account to be invested in certain mutual funds at the participant’s discretion. The amounts in the Executive Retirement Plan vest over five years.
The Deferred Compensation Plan is offered to highly compensated U.S. employees as prescribed by the Internal Revenue Service. Employees who participate in the Executive Retirement Plan are not eligible to participate in the Deferred Compensation Plan, with the exception of Messrs. Small, Bertrand, and Beal, and Ms. Howe who were “grandfathered” into this Plan. Under this Plan, an employee may defer up to 10% of annual base salary, excluding any bonus. EHSI matches up to 50% of the amount deferred, with the combined amounts earning interest at the prime rate. Amounts contributed by EHSI, including interest thereon, vests to the employee over five years.
The Deferred Salary Plan is offered to vice presidents of EHSI (other than the vice presidents of EHSI who were “grandfathered” into the Deferred Compensation Plan as noted in the previous paragraph) who are participating in the Executive Retirement Plan. Under this Plan, the employee may defer up to 10% of annual base salary. Amounts in the Deferred Salary Plan are 100% vested and earn interest at the prime rate.
Any funds that EHSI invests or assets that are acquired pursuant to the deferred compensation plans continue to be included in EHSI’s general funds. No party, other than EHSI, has any interest in such funds or assets. To the extent that any participant acquires a right to receive payment from EHSI under the deferred compensation plans, such right shall be no greater than the right of any unsecured general creditor of EHSI. EHSI expenses the amounts funded into the deferred compensation plans on a monthly basis. Amounts deferred and vested matching amounts of the plans are payable upon the death, disability or termination of the employee. Amounts held or deferred within these plans are not guaranteed, are “at risk” and are subject to EHSI’s ability to make the scheduled payments. EHSI’s deferred compensation liabilities under these plans are unfunded and unsecured.
Employment Agreements
Messrs. Small, Bertrand, Tuttle, and Beal, and Ms. Howe, each have employment agreements that provide for (i) the payment of a base salary, (ii) incentive compensation and other plans at a level consistent with the employee’s position, and (iii) the provision of certain other benefits and an automobile allowance to such employees. The agreements provide that the employee’s employment shall automatically terminate upon (i) the provision of written notice to the employee that his or her work location is being shifted to a location more than a specified distance from the current work location, or (ii) there being a material diminution of the employee’s assigned duties and responsibilities, and (iii) the employee advises, in writing within a specified period, that the amendments to the conditions of employment in (i) and/or (ii) above are not acceptable.
In the event of the employee’s termination of employment due to death or voluntary termination by the employee, the employee is entitled to his or her full base salary and other accrued benefits earned up to the date of termination, his or her bonus payable in respect of the year in which the date of termination occurs and all vested deferred compensation. If the employee’s employment is terminated for cause, the employee is entitled to his or her full base salary through the date of termination and all vested deferred compensation. If the employee is terminated without cause or his or her
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employment automatically terminates as a result of the occurrence of either of the events described in the preceding paragraph, the employee is entitled to his or her full base salary owed to the date of termination, severance pay in the amount as described below, a payment in lieu of bonus in an amount equal to a specified percentage of base salary as described below, a bonus on a pro rata basis for the portion of the year in which he or she was employed on the assumption that 100% of the bonus would have been achieved, an automobile allowance for a period of time as described below, and the amount credited as contributions over a period of time as described below beginning immediately after the date of termination to any of the deferred compensation plans in which the employee was a participant. The employee is also entitled to all vested deferred compensation.
In the case of Mr. Small, the amount of severance pay is two years of base salary plus US$30,000, the payment in lieu of bonus is 45% of base salary and the amount of the other payments is calculated on the basis of 24 months. In the case of Mr. Bertrand, the amount of severance pay is two years of base salary plus US$15,000, the payment in lieu of bonus is 45% of base salary and the amount of the other payments is calculated on the basis of 24 months. In the case of Mr. Tuttle, the amount of severance pay is two years of base salary, the payment in lieu of bonus is 40% of base salary and the amount of the other payments is calculated on the basis of 24 months. In the case of Ms. Howe, the amount of severance pay is one year of base salary plus US$15,000, the payment in lieu of bonus is 35% of base salary and the amount of the other payments is calculated on the basis of 12 months. In the case of Mr. Beal, the amount of severance pay is one year of base salary plus US$15,000, the payment in lieu of bonus is 35% of base salary and the amount of the other payments is calculated on the basis of 12 months.
REPORT ON EXECUTIVE COMPENSATION
Composition of the Human Resources, Governance and Nominating Committee
The Human Resources, Governance and Nominating Committee of the Board of Trustees performs the functions of a compensation committee. A description of the roles and responsibilities of the Human Resources, Governance and Nominating Committee is set out under the heading “Statement of Governance Practices – Compensation”. On issues related to executive compensation, the Committee, as part of its mandate, evaluates the performance of the Chief Executive Officer (CEO) and other senior executives of the REIT and its subsidiaries and recommends the compensation to be given to the CEO and such other senior executives. The Committee reviews the designs and competitiveness of the incentive compensation to ensure that the REIT and its subsidiaries are able to attract and retain high calibre executive officers, motivate executive officers’ performance in furtherance of the strategic objectives of the REIT and its subsidiaries, and align the interests of the executive officers with Unitholders.
The Committee is currently comprised of three Trustees, all of whom are independent Trustees. No member of the Committee is an officer, employee or former officer or employee of the REIT or any of its subsidiaries. The members of the Committee are Michael J.L. Kirby (Chair), Dr. Seth B. Goldsmith, and J. Thomas MacQuarrie, Q.C.
Executive Compensation
The compensation philosophy of the REIT is to be competitive with service sector and other health care companies in North America in order to attract, retain and motivate a highly qualified workforce and provide career opportunities within the REIT and its subsidiaries. Approximately 70% of Extendicare’s operations are based in the United States, and the majority of the Name Executive Officers operate out of the U.S. As such, U.S. data has been used as a market indicator for salary comparison for the CEO and other senior officers of the REIT and its subsidiaries. The compensation practices for executives are built around reward systems that recognize financial results, quality of services and individual performance. The total compensation package is designed to provide a strong and direct link between performance and compensation, using a combination of base salary, short-term incentives achieved through annual incentive or bonus payments, and long-term incentives. The Committee believes the total compensation package has been competitive with the health care industry, however, the cash component, base salary and short-term incentives, are considered conservative compared to other public health care companies.
A principal component of longer-term incentive compensation of Extendicare had been the Stock Option Plan, where growth in the market value of Extendicare’s Subordinate Voting Shares overtime was seen to be beneficial to employees and shareholders of Extendicare. The Stock Option Plan was terminated in connection with the Plan of Arrangement. The REIT intends to establish new long-term incentive plans for the Trustees and the employees, officers and directors of Extendicare and its subsidiaries, which may include a cash bonus plan, a performance based incentive plan and a Trust Unit plan. The new long-term incentive plans will be established with a view to enhancing the
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performance of the REIT and to align the interests of the participants with the interests of Unitholders, as well as to encourage participants in the plans to remain and to attract new employees.
Base Salary: Base salaries are established by salary ranges developed with the assistance of external consultants. The ranges are intended to be competitive in the markets applicable to the business units of Extendicare and are intended to allow the organization to recruit and retain qualified employees. Compensation information from public U.S. health care companies and various compensation surveys purchased from independent consultants is used to provide data to support the development of competitive compensation plans. In addition to measuring performance in financial terms, the Committee evaluates executives in areas of performance that are more subjective. These include the executive’s success in developing and executing the strategic plans of the REIT and its subsidiaries, addressing the significant changes affecting the health care industry, developing key employees and exercising leadership.
Short-term Incentives: An incentive program is provided for executive officers and other key employees of the REIT and its subsidiaries that is formula-based and is measured against pre-determined performance targets. Awards are granted on the basis of profit centre results, corporate results, quality of services and individual performance as measured against pre-established objectives. The design of the incentive plan was developed with the assistance of independent consultants. Incentive potential or levels for each executive are established based on the individual’s ability to contribute to the overall goals and performance of the REIT. Annual bonuses are based upon a percentage of the employee’s base salary, which vary depending upon the employee’s position. Target bonuses for 2006 for the Named Executive Officers ranged from 35% to 50% of their respective base salaries, of which 60% of the bonus was based on achieving targeted financial results and 40% on meeting specific individual objectives, such as census levels, clinical outcomes, and regulatory compliance. In addition, special performance and retention bonuses were awarded to key employees of EHSI based on achieving targeted performance goals in the first and second quarters of 2006, ranging from 9% to 28% of base salary. These special performance and retention bonuses were implemented with the Committee’s approval in order to motivate and retain management pending completion of the Plan of Arrangement. For 2006, the financial goals were based on achieving targeted earnings before interest, taxes, depreciation, amortization and rent. The Committee awarded performance bonuses to the Named Executive Officers for 2006 based on the results achieved as follows: Mr. Bertrand – US$276,750; Mr. Tuttle – C$77,700; Ms. Howe – US$158,000 and Mr. Beal – US$162,470.
In connection with the Plan of Arrangement, the Committee, with the Board’s approval, awarded success bonuses to senior executives in recognition of their efforts to the successful completion of the Plan of Arrangement. The Named Executive Officers received success bonuses in the amounts as follows: Mr. Bertrand – US$400,000; Mr. Tuttle – C$50,000; Ms. Howe – US$50,000; Mr. Beal – US$50,000.
Compensation of the Chief Executive Officer: On an annual basis, the Committee reviews the CEO’s performance, salary and incentives. There is no pre-set basis or weighting for the amount eligible to be earned by the CEO. The assessment of actual and potential contribution by the CEO is based upon the Committee’s subjective evaluation of the CEO’s skills, efforts and leadership. In addition to financial results, the Committee considers factors important to the business sector, such as strategic positioning, quality of service, human resources planning and the overall public image of the operations. The evaluation against these criteria is directly related to the incentive payments awarded.
With respect to the compensation of Mr. Rhinelander during his term as CEO of Extendicare, the Committee, with the approval of the Board of Directors of Extendicare, offered Mr. Rhinelander a salary of US$800,000 for 2003 as a means of recognizing Mr. Rhinelander’s exceptional performance as CEO since accepting the position in 2000. The Committee did so in an attempt to better align his salary with those of the operation’s U.S. peer group, while recognizing that his salary was still below that of the average annual compensation of his peer group. As a result of the reduction in U.S. Medicare funding that occurred on October 1, 2002, and expense savings programs put in place in the U.S. operations of Extendicare for the first half of 2003, Mr. Rhinelander elected to delay the implementation of his 2003 salary increase for a period of six months, to July 1, 2003 (resulting in a base salary of US$650,000 for 2003). Furthermore, as a result of the uncertainty regarding further Medicare rate reductions, which eventually occurred on January 1, 2006, Mr. Rhinelander elected not to receive an increase in base salary for 2004 or 2005.
Mr. Rhinelander’s employment agreement was terminated by Mr. Rhinelander in 2006 after the reorganization of the business of Extendicare pursuant to the Plan of Arrangement. As a result of such termination, Mr. Rhinelander resigned as President and CEO of Extendicare and he received a change of control payment. As well, in recognition of his contribution to the successful completion of the Plan of Arrangement, Mr. Rhinelander was awarded a success bonus of US$750,000.
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With respect to the compensation of Mr. Small following his appointment as President and CEO of the REIT and Extendicare effective November 10, 2006, the Committee increased his base salary to US$600,000 and increased his annual target bonus to 66% of base salary. In his capacity as President and Chief Operating Officer of EHSI, Mr. Small’s annual target bonus was 50% of base salary. As well, Mr. Small was awarded additional performance bonuses based on the 2006 first and second quarter results. Mr. Small received performance incentive bonuses for 2006 totalling US$388,666. In addition, Mr. Small received a success bonus of US$250,000 in connection with the successful completion of the Plan of Arrangement.
Report on Executive Compensation submitted by the Human Resources, Governance and Nominating Committee:
Michael J.L. Kirby (Chair)
Seth B. Goldsmith
J. Thomas MacQuarrie, Q.C.
Trust Unit Performance Graph
The following graph compares the yearly change in the cumulative value of the Trust Units (and prior to November 10, 2006, being the effective date of the Plan of Arrangement, the change in the cumulative value of the Subordinate Voting Shares) assuming a $100 investment was made in Subordinate Voting Shares on December 31, 2001, with the cumulative total return of the Standard & Poor’s/TSX Composite Index. The graph assumes the reinvestment of dividends paid by Extendicare, as well as the reinvestment of the distribution of C$9.05 per Subordinate Voting Share, representing the value per share in Canadian dollars of the Class A Shares of ALC that were distributed to the holders of Subordinate Voting Shares on November 10, 2006 pursuant to the Plan of Arrangement (such value being based on the volume weighted average trading price of the Class A Shares on the New York Stock Exchange on November 10, 2006).
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Compensation of Trustees of the REIT and Directors of Extendicare
The Trustees of the REIT and Directors of Extendicare who are employees of Extendicare or any of its subsidiaries are not compensated for their services as trustees, directors or members of committees. Trustees of the REIT are expected to acquire within three years of their appointment to the Board, and hold, a minimum of 10,000 Trust Units.
During 2006, the directors of Extendicare and the Trustees of the REIT were entitled to receive the following in Canadian dollars:
•	annual retainer for Audit Committee members: $35,000;

•	annual retainer (other than Audit Committee members): $30,000;

•	Chairman of the Board’s retainer: $100,000;

•	Chairman of the Audit Committee retainer: $25,000;

•	Committee Chair (other than the Audit Committee) retainer: $5,000;

•	Board and Committee meeting fee: $1,750 or $3,500 per meeting depending on length of the meeting (i.e. half day versus full day);

•	telephone conference meeting fee: 50% of the meeting fee;

•	out-of-town travel fee: 50% of a meeting fee, plus a further 50% for each required overnight stay; and

•	related travel and out-of-pocket expenses.
Fees paid to the non-employee directors of Extendicare and Trustees of the REIT in 2006 were C$1,367,000, in the aggregate. No additional compensation was paid to directors of Extendicare who were also Trustees of the REIT.
TRUSTEES’, DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The REIT and its subsidiaries carry claims-made insurance coverage with an aggregate policy limit of US$40 million subject to a deductible of US$750,000. Under this insurance coverage, each entity has reimbursement coverage to the extent that it has indemnified any such trustees, directors and officers. The policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against the REIT, or any of its subsidiaries and their respective trustees, directors and officers. The total liability is shared among the REIT and its respective subsidiaries, and their respective trustees, directors and officers so that the limit of liability will not be exclusive to any one of the entities or their respective trustees, directors and officers.
The annual premium for the trustees’, directors’ and officers’ liability policy that expired on January 31, 2007, was US$967,000. The annual premium for the trustees’, directors’ and officers’ liability policy that expires on January 31, 2008 is US$728,000.
INDEBTEDNESS OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS
None of the Trustees, directors or executive officers of the REIT or any of its subsidiaries is indebted to the REIT or any of its subsidiaries.
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AUDIT COMMITTEE INFORMATION
Audit Committee Charter
The Audit Committee operates within a written mandate, approved by the Board of Trustees, that describes the Audit Committee’s objectives and responsibilities. The full text of the Audit Committee Charter is attached as Appendix A to this Circular. In addition, the Audit Committee reports annually on fulfillment of its responsibilities, which report can be found in the following section under the heading “Report of the Audit Committee”.
Composition of the Audit Committee
The Audit Committee of the REIT is currently composed of the following five Trustees:

J. Thomas MacQuarrie, Q.C. (Chair)	H. Michael Burns	Alvin G. Libin
John F. Angus	George A. Fierheller
The Board of Trustees has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. In addition, one member of the Audit Committee, Mr. MacQuarrie is considered by the Board of Trustees to qualify as an “audit committee financial expert”, as defined by the United States Sarbanes-Oxley Act of 2002 and related rules and regulations of the U.S. Securities and Exchange Commission (SEC). The Board of Trustees has made these determinations based on the education and experience of each member of the Audit Committee.
Relevant Education and Experience
The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:
Mr. MacQuarrie, Q.C. is a senior partner in the Atlantic Canada law firm of Stewart McKelvey, with Bachelor degrees in law and commerce from Dalhousie University. In addition, as an International Legal Studies Fellow, he did postgraduate work in law and labour relations at the University of Pennsylvania Law School and at the Wharton School of Business. Mr. MacQuarrie has gained extensive experience with financial statement preparation and analysis through his diversified practice in corporate and commercial transactions, including formations, financings, securities issues and reorganizations. He has been a member of the audit committee and served on the boards of several other public companies, including a life insurance company, two real estate development companies, two mining companies and one oil exploration company. Mr. MacQuarrie is the Chair and has been a member of the Audit Committee since 1980.
Mr. Angus is President of Stonehenge Corporation, a private consulting firm specializing in business turnaround solutions. Mr. Angus has specialized in turnaround management consulting for over twenty years and possesses a wide and varied business experience. Mr. Angus has held senior management positions in multinational and private companies, and has been involved in start-ups, business turnarounds and in running not for profit companies and organizations. He has been on the boards of a number of companies both private and public, including two trusts, a bank and various financial, environmental and scientific companies. Mr. Angus is currently a director and Chair of the audit committee of UBS Bank Canada, a subsidiary of a public banking company, and a director of the Institute for Public Affairs of Montreal. He is also a member of the Turnaround Management Association. Mr. Angus was appointed to the Board of Trustees, and as a member of the Audit Committee, on December 14, 2006.
Mr. Burns is President of Kingfield Investments Limited, a private investment company. He is a director of Algoma Central Corp. and Landmark Global Financial Corporation, both of which are public companies, and is Chancellor of Renison College, at the University of Waterloo. Mr. Burns is a former executive of Extendicare, having served as CEO from 1980 to 1984 and as President from 1985 to 1992. In addition, Mr. Burns was Chairman of the Board of Extendicare from 1980 to 1985. Mr. Burns is considered an independent Trustee because his employment with Extendicare ended in 1992. Mr. Burns has been a member of the Audit Committee since November 10, 2006.
Mr. Fierheller is President of Four Halls Inc., a private investment and consulting firm and Chair Emeritus of The Greater Toronto Marketing Alliance. Mr. Fierheller graduated from the University of Toronto with a Bachelor (Honours) degree in Political Science and Economics and also holds an Honorary Doctor of Laws from Concordia University. Mr. Fierheller founded Systems Dimensions Limited in 1968, a public company that grew to become a large international remote-access service bureau, until it merged with Datacrown. In 1983, Mr. Fierheller founded and served as President and CEO of Cantel Inc., a public company that became the largest cellular company in the country.
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Mr. Fierheller is also a former Vice-Chairman of Rogers Cablesystems. He has served as a director and audit committee member for a number of public companies. Mr. Fierheller has been a member of this Committee since 1995. Mr. Fierheller is not standing for re-election to the Board of Trustees at the Meeting, and will retire from the Audit Committee at that time.
Mr. Libin is President and Chief Executive Officer of Balmon Investments Ltd., a private management services and investment company and is also a director and one of the owners of the Calgary Flames Hockey Club. Mr. Libin received an Honorary Doctor of Laws degree from the University of Calgary in 1994. Mr. Libin was formerly President and Director of Villacentres Limited, a Canadian public nursing home company. He is a former Chairman of the Alberta Ingenuity Fund, and of the Board of the Calgary Foothills Hospital where he played a key role in the hospital’s financial revitalization. Mr. Libin serves as a director of numerous corporate and community boards, including companies in the hospitality industry. Mr. Libin has been a member of the Audit Committee since 1984.
External Auditor Service Fees
Fees payable to the independent external auditor of the REIT and Extendicare, KPMG llp, during fiscal 2006 and 2005 are detailed in the following table, and their nature is described below.

Fee category	Year ended 2006 (C$)	Year ended 2005 (C$)

Audit	3,458,000	1,561,000
Audit related	—	130,000
Tax planning	596,000	34,000
All other fees	—	—

Total	4,054,000	1,725,000

Audit fees were for professional services rendered by KPMG llp for the audit of the annual financial statements of Extendicare and the REIT and the review of quarterly financial statements of Extendicare, including separate audits and reviews of its wholly owned subsidiary, Extendicare Health Services, Inc. In addition, services were provided in respect of the Plan of Arrangement, other regulatory-required auditor attest functions associated with government audit reports for the nursing homes and home health care operations, registration statements, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.
Audit-related fees consisted of employee benefit plan and money purchase plan audits and review documentation of internal controls over financial reporting.
Tax fees were for services outside of the audit scope and represented consultations for tax planning and advisory services relating to the Plan of Arrangement, common forms of domestic and international taxation as well as assistance with various tax audit matters.
Pre-approval Policies and Procedures
The REIT’s Audit Committee has adopted policies and procedures for the pre-approval of services performed by its external auditors, with the objective of maintaining the independence of the external auditors. The REIT’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the REIT’s subsidiaries. The Audit Committee pre-approved all such fees and services in 2006 in accordance with the policy. The REIT’s policy sets out the details of the permissible non-audit services consistent with the independence requirements of the Canadian independence standards for auditors and the United States Sarbanes-Oxley Act of 2002. The Chief Financial Officer presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of Extendicare.
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REPORT OF THE AUDIT COMMITTEE
The Audit Committee continues to monitor, and adopt as appropriate, new regulatory requirements (including the provisions of the SEC) and emerging best practices. The Chief Executive Officer and the Chief Financial Officer of the REIT certify the information set forth in the consolidated financial statements and related disclosure materials of the REIT as required by Canadian securities laws and the SEC.
In 2006, the Audit Committee met on nine occasions to review key financial disclosure reports, receive assurance of the adequacy of financial disclosure controls, and review the work of the internal auditor of the REIT and that of the external independent auditors, KPMG llp, including the overall scope and plan for the 2006 audit. The external independent auditors were in attendance at all nine of the Audit Committee meetings.
Throughout the year the Committee reviewed with management and the external independent auditors the appropriateness of the accounting and financial reporting, the impact of the adoption of new accounting pronouncements, the accounting treatment of significant risks and uncertainties, the key estimates and judgements of management that were material to the financial reporting, and the disclosure of critical accounting policies.
The Committee reviewed and recommended to the Board of Directors of Extendicare or the Board of Trustees of the REIT, as applicable, for its approval, where appropriate, all public disclosure documents (including news releases) containing audited or unaudited financial information before release to the public. These included the Audited Consolidated Financial Statements, Annual Report, Annual Information Form, annual Management’s Discussion and Analysis (MD&A), and the quarterly financial results (including the quarterly MD&A and unaudited quarterly consolidated financial statements). Prior to the release of such documents to the public, the Committee met with management and, where appropriate, the external independent auditors, to review the documents and receive assurance that they were complete, fairly presented, and in accordance with established principles consistently applied.
Prior to the issuance of the annual financial statements, the Committee met with management, the internal auditor, and the external independent auditors. The Committee was assured that management had fulfilled its responsibilities for financial reporting and internal controls and that the external independent auditors had carried out their audit in accordance with their audit plan as approved by the Committee.
The Committee met with management and the external independent auditors to discuss the qualitative aspects of the financial statement reporting, which included the appropriateness of the significant accounting policies, management judgements and accounting estimates and other matters arising from the audit. The Committee met with the external independent auditors, without management, and was advised that there were no unresolved issues with respect to the audit.
In addition, the Committee discussed with KPMG llp its independence. The Committee reviewed in detail the audit and non-audit related fees paid to KPMG llp during 2006 and considered the compatibility of the non-audit services with the auditors’ independence and concluded that such services did not compromise the independence of the auditors. The Committee has adopted a policy requiring Committee pre-approval of the engagement of KPMG llp regarding permissible non-audit related matters.
The Committee is satisfied that it has appropriately fulfilled its mandate to the best of its ability for the year ended December 31, 2006.
Report submitted by the Audit Committee:

J. Thomas MacQuarrie, Q.C. (Chair)	H. Michael Burns	Alvin G. Libin
John F. Angus	George A. Fierheller
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ADMINISTRATION AGREEMENT
The REIT is administered by the Trustees and by Extendicare pursuant to the administration agreement entered into by the REIT, Extendicare Trust and Extendicare Holding General Partner Inc. (Holding GP) with Extendicare on November 10, 2006 (the “Administration Agreement”).
Pursuant to the Administration Agreement, Extendicare is responsible for overseeing and managing all general and administrative affairs of the REIT and its subsidiaries. Extendicare’s duties with respect to the administration of the REIT under the Administration Agreement include: (i) ensuring compliance by the REIT, its affiliates and subsidiaries with all continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (ii) providing investor relations services; (iii) providing or causing to be provided to Unitholders all information which Unitholders are entitled to receive under the REIT Deed of Trust, including relevant information with respect to income taxes; (iv) convening meetings of Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (v) providing for the computation and making of distributions to Unitholders; (vi) attending to all administrative and beneficial owners of Trust Units; (viii) providing assistance in negotiating the terms of any offering of Trust Units or other securities of the REIT; and (ix) generally providing all other services as may be necessary, or as requested by the Trustees, for the administration of the REIT and which are not otherwise expressly delegated to Extendicare under the terms of the REIT Deed of Trust.
The Administration Agreement has an initial term of 10 years, and will be extended for additional five-year periods at the option of the REIT, Extendicare Trust, Holding GP and Extendicare. The Administration Agreement may be terminated by a party in the event of the insolvency or receivership of another party, or in the case of default by another party in the performance of a material obligation under the Administration Agreement, with certain exceptions, which is not remedied within 30 days after written notice has been delivered.
GOVERNANCE DISCLOSURE
National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian Securities Administrators requires the REIT to disclose, on an annual basis, its approach to governance with reference to the guidelines provided in NI 58-101. The disclosure of the REIT in this regard is set out in Appendix B to this Circular.
OTHER BUSINESS
The Trustees do not currently intend to present, and do not have any reason to believe that others will present, at the Meeting, any item of business other than those set forth in this Circular. However, if any other business is properly presented at the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the form of proxy in their discretion. Proxies may also be voted in the discretion of those named with respect to any amendments or variations to the matters identified in the Notice.
ADDITIONAL INFORMATION
Additional information relating to the REIT may be found on the SEDAR website at www.sedar.com, on the U.S. Securities and Exchange Commission’s website at www.sec.gov, and on the REIT’s website at www.extendicare.com. Additional financial information is provided in the REIT’s comparative financial statements and management’s discussion and analysis for its year ended December 31, 2006, as contained in the 2006 Annual Report. A copy of this document and other public documents of the REIT are available upon request to:
Extendicare Real Estate Investment Trust
Attention: Secretary of the REIT
3000 Steeles Avenue East, Suite 700
Markham, Ontario L3R 9W2
Phone: 905-470-5534
Fax: 905-470-4003
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APPROVAL OF TRUSTEES
The contents and the sending of the Circular have been approved by the Trustees of the REIT.
DATED at Markham, Ontario on March 2, 2007.

By:/s/ Philip W. Small	By:/s/ Richard L. Bertrand
Philip W. Small	Richard L. Bertrand
President and	Senior Vice-President and
Chief Executive Officer	Chief Financial Officer
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Appendix A
EXTENDICARE REAL ESTATE INVESTMENT TRUST
AUDIT COMMITTEE CHARTER
1.	Purpose

The Audit Committee is a committee of the Board of Trustees (the “Board”) of Extendicare Real Estate Investment Trust (the “REIT”). The primary function of the Audit Committee shall be to assist the Board in fulfilling its responsibilities for oversight of (1) the quality and integrity of the REIT’s financial statements, (2) the REIT’s compliance with legal and regulatory requirements, (3) the external auditors’ qualifications and independence, (4) the performance of the REIT’s external auditors and internal audit function, and (5) the accounting and financial reporting processes of the REIT and its internal controls over financial reporting. The Audit Committee is also responsible for preparing any reports required to be prepared by it under the rules and regulations of applicable regulatory authorities.

The Audit Committee is directly responsible for the (1) recommendation for appointment of the external auditors by the REIT’s unitholders, (2) compensation and oversight of the external auditors, and (3) the resolution of disagreements between management and the external auditors regarding financial reporting. The external auditors are ultimately accountable to (and shall directly report to) the Audit Committee, as representatives of the unitholders.

The Audit Committee has final authority and responsibility for the appointment, and assignment of duties of the internal audit executive. The Audit Committee shall direct that the internal audit department be authorized to have full, free and unrestricted access to all of the functions, records, property and personnel of the REIT in order to carry out the duties prescribed by the Audit Committee.

The activities enumerated in Section 4 of this Charter are designed to promote the Audit Committee’s fulfillment of this function, as well as to facilitate communications between the Board, management, the internal auditors and external auditors on significant accounting judgements, estimates, principles, practices and policies. Notwithstanding the Audit Committee’s role in oversight of the REIT’s financial reporting process and financial statements, it is acknowledged that the REIT’s management ultimately has responsibility for that process and those financial statements.

2.	Composition
(a)	The Audit Committee shall be comprised of not fewer than three (3) nor more than six (6) trustees, the exact number to be determined from time to time by the Board. The members of the Audit Committee shall be appointed annually by the Board. Unless a Chair is elected by the full Board, the members of the Audit Committee may designate a Chair by majority vote of the full Audit Committee.

(b)	Each member shall satisfy the independence and experience requirements of applicable regulatory authorities. The Board will exercise its business judgement to determine a trustee’s eligibility to be a member of the Audit Committee including a determination regarding the independence and experience of a trustee.

(c)	The Audit Committee shall consist of at least one member who shall have “Accounting or Related Financial Experience”, as interpreted by the Board in its business judgement from time to time. The designation of such a member shall not impose any duties, obligations or liabilities on such member greater than the regular duties, obligations and liabilities as a member of the Audit Committee.

(d)	The Chair of the Audit Committee and the other members of the Audit Committee shall:
(i)	be “Financially Literate” as this qualification is interpreted by the Board in its business judgement, from time to time, or must become “Financially Literate” within a reasonable period of time after appointment to the Audit Committee;

(ii)	be “Independent” and no member shall have a material business relationship with the REIT unless the Board determines in its business judgement, from time to time, that the relationship does not interfere with the exercise of that member’s independent judgement and independence from management and the REIT.

(iii)	not be an officer or employee of the REIT, nor a compensated officer or employee of a subsidiary of the REIT, nor have been such within the three-year period next preceding the appointment of the trustee to the Audit Committee; and

(iv)	not receive, either directly or indirectly, any other compensation from the REIT or any affiliate of the REIT, other than in the member’s capacity as a member of the Board and any Board Committee.
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Appendix A
3.	Meetings and Procedures
(a)	The Audit Committee shall meet as often as it deems appropriate to discharge its responsibilities and in any event at least four (4) times per year. A majority of the members of the Audit Committee shall constitute a quorum for the transaction of business. The meetings will be scheduled so as to permit timely review and consideration of the interim and annual financial statements as well as allowing sufficient time to consider and review the audit plan with management and the external auditors. Additional meetings may be held as deemed necessary by the Chair of the Audit Committee or as requested by any member of the Audit Committee or the external auditors.

(b)	As part of its job to foster communication, the Audit Committee shall meet periodically in separate executive sessions with management, and the independent auditors to discuss any matter that the Audit Committee believes should be discussed privately.

(c)	The minutes of all meetings of the Audit Committee shall be provided to the Board. Oral reports by the Chair of the Audit Committee on matters that have not been recorded in the minutes of the Audit Committee shall be provided to the Board at the next meeting of the Board following the meeting of the Audit Committee and as otherwise requested by the Board.

(d)	The Audit Committee, as it deems necessary in the exercise of its business judgement, may conduct or authorize investigations into any matters within the Audit Committee’s scope of responsibilities. The Audit Committee is authorized to retain and determine funding for independent professionals to assist in the conduct of any investigation.
4.	Responsibilities and Duties

The following are activities of the Audit Committee designed to promote the fulfillment of its functions as described in this Charter (these functions are set forth as a guide with the understanding that the Audit Committee may diverge from this guide as appropriate given the circumstances).
(a)	Financial Reporting Process and Documents Review

Review and recommend for approval to the Board before release to the public, where appropriate, all public disclosure documents (including related news releases) containing audited or unaudited financial information, including any prospectus, interim and annual financial statements, management’s discussion and analysis, the annual report, the annual information form and any certification, report, opinion, or review rendered by the external auditor. Such review shall include discussions with management and where appropriate the external auditors, and shall specifically include:
(i)	all critical accounting estimates and judgements including how policies were chosen among alternatives, the methodology of applying those estimates and policies, and the assumptions made, and the impact of changes in those estimates and policies, both qualitatively and quantitatively;

(ii)	any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the REIT with unconsolidated entities or other persons, that may have a material current or future effect on the REIT’s financial statements, financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses;

(iii)	all material related-party transactions;

(iv)	obtaining an explanation from management of all significant variances between comparative reporting periods and an explanation for items which vary from expected or budgeted amounts;

(v)	internal control procedures, programs and policies, and assessment of the adequacy and effectiveness of internal controls over the accounting and financial reporting systems and other identified business risks;

(vi)	all post-audit or management letters, containing the recommendations of the external auditor, and management’s response and subsequent follow-up to any identified weaknesses or significant comments;
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Appendix A
(vii)	all issues of operational risk management, including insurance coverages maintained by the REIT, legal exposure, including legal claims or other contingencies as well as tax assessments that could have a material effect upon the financial position or operating results of the REIT, management compliance with regulatory requirements, conflicts of interest, and other related matters, in the exercise of its business judgement that it considers as having or tending to have a material impact on the financial position of the REIT; and

(viii)	any allegations of fraud, or other impropriety, whether or not material, that involves management or other employees who have a significant role in the REIT’s internal controls.
(b)	Independent External Auditors and Approval of Audit and Non-audit Services

Possess the ultimate authority and responsibility to (1) recommend annually or more frequently as required the appointment or reappointment of the independent external auditors by the REIT’s unitholders, (2) evaluate, and where appropriate, replace the external auditors, and (3) determine the appropriate compensation to the external auditors. Such responsibility shall include:
(i)	reviewing and approving the terms of the external auditors’ engagement, the appropriateness and reasonableness of the proposed audit plan, audit fees and any unpaid fees;

(ii)	establishing and maintaining procedures for pre-approval by the Audit Committee of all proposed non-audit services to be provided by the external auditors or its affiliates, together with estimated fees, and considering the impact of these on the independence of the external auditors;

(iii)	the authority to delegate to one or more members the authority to grant the approvals required by the preceding paragraph; with a report of any such approvals to be presented to the full Audit Committee at its next regularly scheduled meeting ;

(iv)	reviewing and evaluating the performance of the external auditors annually or more frequently as required, including any problems experienced by the external auditors in performing their duties, any restrictions imposed by management, or significant accounting issues with which there was a disagreement with management;

(v)	reviewing the evaluation of internal controls by the external auditors, together with management’s response;

(vi)	obtaining from the external auditors on a periodic basis, a formal written statement delineating all relationships between the external auditor and the Corporation, actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors, and for recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence; and

(vii)	reviewing all issues related to any change of external auditors, including the information to be included in the notice of change of auditor and the planned steps for an orderly transition.
(c)	Internal Audit Function

Possess the ultimate authority and responsibility to review and report to the Board on the appointment, replacement, reassignment or dismissal of the internal auditor; and the functions of the internal audit department. Such responsibility shall include:
(i)	reviewing and approving management’s decisions related to the need for internal auditing;

(ii)	reviewing the mandate, budget, plan, changes in plan, activities, organizational structure, and qualifications of the internal audit department, as needed;

(iii)	reviewing the appointment, performance, and replacement of the senior internal audit executive; and

(iv)	reviewing significant reports prepared by the internal audit department together with management’s response and follow-up to these reports.
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Appendix A
(d)	Reports of the Audit Committee

Prepare an annual Audit Committee report or other proxy statement disclosure about the activities of the Audit Committee in accordance with rules and regulations of applicable regulatory authorities.

(e)	Other Duties
(i)	review the appointment of the chief financial officer and of any key financial executive involved in the financial reporting process or any changes in any of these positions, with a policy that the REIT will not hire employees and former employees of the external auditors if their status as employees would cause the external auditors to cease being independent;

(ii)	establish procedures for (a) the receipt, retention and treatment of complaints received by the REIT regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of the REIT of concerns regarding questionable accounting or auditing matters;

(iii)	annually, review and reassess the adequacy of the Audit Committee Charter and report thereon to the Board; and

(iv)	annually, review and evaluate the performance of the Audit Committee’s duties.
5.	General Provisions

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the REIT’s financial statements are complete and accurate. This is the responsibility of management and the external auditors. Nor is it the duty of the Audit Committee to conduct investigations, or to assure compliance with laws and regulations.

The Audit Committee is by this Charter delegated the powers of the Board of Trustees necessary to carry out its purposes, responsibilities and duties provided in this Charter or reasonably related to those purposes, responsibilities and duties.

The Audit Committee may form and delegate authority to subcommittees of one or more members when appropriate. Any subcommittee shall be subject to this Charter. The decisions of any subcommittees to which authority is delegated under this paragraph shall be presented to the full Audit Committee at its next regularly scheduled meeting.

This Charter amends in its entirety and replaces the charter of the Audit Committee as heretofore in effect.

6.	Definitions

“Accounting or Related Financial Expertise” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with applicable generally accepted accounting principles.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the REIT’s financial statements.

“Independent” means a member who meets the independence criteria as set out by the Canadian Securities Administrators in section 1.4 of Multilateral Instrument 52-110.
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Appendix B
EXTENDICARE REAL ESTATE INVESTMENT TRUST
STATEMENT OF GOVERNANCE PRACTICES
The board of trustees (the “Board of Trustees”) of Extendicare Real Estate Investment Trust (the “REIT”) has overall responsibility and full power and authority to supervise the activities and manage the investments and affairs of the REIT and to manage the assets of the REIT. The Board of Trustees has delegated responsibility for the management and general administration of the REIT to Extendicare Inc. (Extendicare) pursuant to an agreement (the “Administrative Agreement”) made as of November 10, 2006, between the REIT, Extendicare Trust, Extendicare Holding General Partner Inc. and Extendicare.
The board of directors of Extendicare (the “Board of Directors”) is responsible for the stewardship of the business and affairs of Extendicare.
The members of the Board of Trustees (each a “Trustee”) and the Board of Directors (each a “Director”) operate under Charters that clearly define their roles and responsibilities.
Independence of Trustees and Directors
Independence of the Board of Trustees is essential to fulfilling its role in overseeing the investments and affairs of the REIT. The Board of Trustees currently consists of nine members, eight of whom are independent of management and free from any interests or relationships that could materially interfere with their ability to act in the best interests of the REIT. The Board of Trustees has determined that these eight individuals are “independent”, as determined in accordance with National Instrument 58-101 of the Canadian Securities Administrators (NI 58-101), and the United States Sarbanes-Oxley Act of 2002. By virtue of his former role as President and CEO of Extendicare, Mr. Rhinelander is currently the only member of the Board of Trustees that is not independent of management. Mr. Small has been nominated for election to the Board of Trustees at the May 2007 meeting, and if elected would also be a non-independent Trustee by virtue of his role as President and Chief Executive Officer of the REIT and Extendicare.
The Board of Directors currently consists of 11 members, eight of whom are independent of management and free from any interests or relationships that could materially interfere with their ability to act in the best interests of Extendicare. The Board of Directors has determined that these eight individuals are “independent” as determined in accordance with NI 58-101 and the United States Sarbanes — Oxley Act of 2002. By virtue of Mr. Rhinelander’s former role as President and Chief Executive Officer of Extendicare and Mr. Small’s and Mr. Bertrand’s current roles as President and Chief Executive Officer and Senior Vice-President and Chief Financial Officer, respectively, Messrs. Rhinelander, Small and Bertrand are all non-independent Directors.
Details of other reporting issuers on which the REIT’s Trustees and Extendicare’s Directors also sit as board members are disclosed under the heading “Election of Trustees” in the Management Information and Proxy Circular.
The roles of the REIT’s and Extendicare’s CEO and Board Chairman are separate. Each Board frequently excludes the CEO and management from portions of its meetings to enable open and frank discussion. Such occurrences are at the request of the Chair or any member.
The “Election of Trustees” section of the Management Information and Proxy Circular includes the attendance record of the members of the Board of Trustees and Board of Directors at board meetings held by Extendicare and the REIT, as applicable, during 2006. The Board of Directors met 14 times during 2006, at which attendance averaged 99% and the Board of Trustees met once during 2006, at which all but one Trustee attended.
Board Mandate
The mandate of the Board of Trustees is attached as Appendix C. The mandate of the Board of Directors is attached as Appendix D.
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Appendix B
Position Descriptions
Each of the Board of Trustees and the Board of Directors has developed a written position description for its Chairman. The Board of Trustees has not developed such descriptions for the chair of any of its committees. The chair of each committee is expected to supervise the activities of such committee and to ensure that the committee is taking all steps necessary to fulfil its mandate.
The Board of Directors has developed a written position description for the Chief Executive Officer that outlines the basic functions and responsibilities of the CEO. The CEO’s responsibilities include, among other things: directing the business with the objective of providing quality care and service excellence to clients and customers; providing maximum profit and return on invested capital; establishing current and long-range objectives, plans and policies; representing Extendicare with its major clients, and the public, and providing leadership to the management team.
Orientation and Continuing Education
A handbook has been developed that contains Board of Trustees, Board of Directors and committee mandates, codes of conduct, policies and other relevant information. Materials are updated annually, or more frequently as necessary. To ensure that the members of the Boards remain fully informed about Extendicare’s operations on a continuing basis, management reports on Extendicare’s and its subsidiaries’ activities and on various aspects relevant to the business on an on-going basis, during regularly scheduled Board meetings and through monthly mailings. Management from the main operating divisions are invited to Board of Trustees and Board of Directors meetings to provide the Trustees and Directors with an overview of the current issues and business strategies. In addition, meetings are combined with tours of the facilities of Extendicare so that the Trustees and Directors can gain greater insight into the business operations.
Ethical Business Conduct
The REIT and Extendicare maintain an approved Business Conduct Policy for their trustees, directors, officers and employees, for which no waivers have currently been sought or granted. The Business Conduct Policy addresses conflicts of interest, confidentiality, protection of the assets, fair dealing, and compliance with laws, rules and regulations, and it encourages reporting of any illegal or unethical business practices. Anyone may obtain a copy of the Business Conduct Policy through SEDAR at www.sedar.com or through the REIT’s website at www.extendicare.com/governance/corporate.
In circumstances in which the Board of Trustees or the Board of Directors must consider transactions and agreements in respect of which a Trustee, Director or executive officer has a material interest, the nature of such interest is declared, and the affected individual does not participate in the vote on the matter.
Nomination of Trustees
The REIT has a Human Resources, Governance and Nominating Committee, which is composed of three independent Trustees. On issues relating to the nomination of trustees to the Board of Trustees, this Committee makes recommendations as to the size and composition of the Board of Trustees; reviews qualifications of potential candidates for election to the Board of Trustees; recommends for the approval of the Board of Trustees the nominees for the Board of Trustees for presentation to the annual unitholders’ meeting; and makes recommendations with respect to the membership of committees. This Committee assesses the effectiveness of the Board of Trustees, the committees and the contributions of individual trustees. These assessments include the use of formal surveys. The Committee identifies individuals who it believes bring the attributes necessary to ensure the Board of Trustees consists of individuals with the strengths in a number of different areas required to meet the REIT’s needs.
This Committee also oversees issues of governance as they apply to the REIT and recommends amendments to governance procedures where appropriate. In addition, any trustee who wishes to engage outside advisors with respect to the affairs of the REIT, at the expense of the REIT, may do so by submitting a request through this Committee.
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Appendix B
Compensation
On the issues related to compensation, the Human Resources, Governance and Nominating Committee of the Board of Trustees reviews the compensation of senior management with a view to ensuring that the level of compensation reflects performance. The Committee recommends to the Board of Trustees for its approval the compensation to be given to the CEO and other senior executives of the REIT and its subsidiaries. The Committee is responsible for planning succession to the position of the CEO and for reviewing the performance of the CEO on an annual basis, and for monitoring the development of senior management. Further information on how the Committee determines the compensation of the CEO and senior officers can be found under the heading “Report on Executive Compensation”.
The Committee is also responsible for determining and recommending to the Board of Trustees for its approval the compensation of the trustees. In arriving at its recommendations the Committee reviews external surveys to compare the compensation paid by the REIT with compensation paid to trustees in other organizations.
Other Board Committees
In addition to the Human Resources, Governance and Nominating Committee described above, the REIT currently has an Audit Committee and an Executive Committee. Copies of each of the committee’s mandates may be found on the REIT’s website at www.extendicare.com/governance/governance.
Information on the REIT’s Audit Committee may be found under the heading “Audit Committee Information” in the Management Information and Proxy Circular.
Executive Committee
During the intervals between meetings of the Board of Trustees of the REIT, the Executive Committee will exercise the powers of the Board of Trustees over the assets and affairs of the REIT as set out in the REIT Deed of Trust with respect to matters that have already been approved in principle by the Board of Trustees and shall provide advice to Extendicare relating to the administration and management by Extendicare of all general and administrative affairs of the REIT pursuant to and in accordance with the terms and conditions of the Administration Agreement. The Executive Committee shall also be responsible for such other duties and matters as may be assigned to it from time to time by the Board of Trustees.
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Appendix C
EXTENDICARE REAL ESTATE INVESTMENT TRUST
Mandate of the Board of Trustees
Extendicare Real Estate Investment Trust (the “REIT”) is an unincorporated, open-ended trust established under and governed by the laws of Ontario and created pursuant to a deed of trust dated September 11, 2006, as amended and restated on October 28, 2006 (as so amended and restated, the “Deed of Trust”).
The board of trustees of the REIT (the “Board”) has overall responsibility and full power and authority to supervise the activities and manage the investments and affairs of the REIT and to manage the assets of the REIT. The Board has delegated responsibility for the management and general administration of the REIT to Extendicare Inc. (Extendicare) pursuant to an agreement (the “Administration Agreement”) made as of November 10, 2006, between the REIT, Extendicare Trust, Extendicare Holding General Partner Inc. and Extendicare.
The following points outline the key principles or guidelines governing how the Board will operate to carry out its overall stewardship responsibility. The responsibilities of the Board described herein are pursuant to, and subject to, the Deed of Trust and do not impose any additional responsibilities or liabilities on the trustees of the REIT (the “Trustees”) at law or otherwise.
Number of Trustees
The REIT will have a minimum of three Trustees and a maximum of twenty Trustees, with the number of Trustees from time to time with such range being fixed by resolution of the Trustees. A majority of the Trustees shall be Residents (as defined in the Deed of Trust).
The Human Resources, Governance and Nominating Committee will review the size of the Board annually and make a recommendation to the Board if it believes a change in the size of the Board would be in the best interests of the REIT. The Board should have an appropriate mix of skills, knowledge and experience in the business and an understanding of the industry in which the REIT has investments. Trustees are required to commit the requisite time for all of the business of the Board and to demonstrate integrity, accountability and informed judgment. At least a majority of the Board will be comprised of Trustees who are determined to be “independent”, as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the units or other securities of the REIT are listed for trading.
Trustee Nomination
The Human Resources, Governance and Nominating Committee shall be responsible for recommending to the Board suitable candidates for nominees for election as Trustees.
Election and Term
Trustees shall be elected by the unitholders at each annual meeting of unitholders to hold office for a term expiring at the close of the next annual meeting. The Trustees may, between annual meetings of unitholders, appoint one or more additional Trustees for a term to expire (subject to further appointment) at the close of the next annual meeting of unitholders, but the number of additional Trustees so appointed shall not at any time exceed one-third of the number of Trustees who held office immediately after the expiration of the immediately preceding annual meeting of unitholders.
Vacancy
No vacancy among the Trustees shall operate to annul the Deed of Trust or affect the continuity of the REIT. Until vacancies are filled, the remaining Trustees (even if less than a quorum) may exercise the powers of the Trustees under the Deed of Trust. A quorum of Trustees may fill a vacancy among the Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure to elect the minimum number of Trustees fixed by or pursuant to the Deed of Trust. If there is not a quorum of Trustees, or if there has been a failure to elect the minimum number of Trustees required by or pursuant to the Deed of Trust, the Trustees then in office shall forthwith call a special meeting of unitholders to fill the vacancy and, if they fail to call a meeting or if there are no Trustees then in office, the meeting may be called by any unitholder. A Trustee appointed to fill a vacancy shall hold office, subject to the Deed of Trust, until the close of the next annual meeting of the unitholders.
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Appendix C
Removal of Trustees
The unitholders may remove any Trustee or Trustees from office, by resolution approved by a majority of the votes cast at a meeting of unitholders called for that purpose or by the written consent of the unitholders holding in the aggregate not less than a majority of the outstanding units entitled to vote thereon. Any Trustee or Trustees may be removed from office for cause by resolution passed by not less than two-thirds of the remaining Trustees. Any removal of a Trustee shall take effect immediately following the aforesaid vote or resolution, and any Trustee so removed shall be notified by the chair or another officer of the REIT forthwith following such removal.
Review of Independence of Outside Trustees
The Human Resources, Governance and Nominating Committee will review on an annual basis any relationship between outside Trustees and the REIT which might be construed in any way to compromise the designation of any Trustee as being independent or unrelated to the REIT. The objective of such review will be to determine the existence of any relationships, to ensure that the composition of the Board remains such that at least a majority of the Trustees are independent and unrelated and that where relationships exist, the Trustee is acting appropriately. A Trustee should bring to the attention of the Chair and the Human Resources, Governance and Nominating Committee any potential conflicts of interest as they arise.
Trustees shall disclose all actual or potential conflicts of interest and refrain from voting on matters in which the Trustee has a conflict of interest. In addition, a Trustee should excuse himself or herself from any discussion or decision on any matter in which the Trustee is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.
Board Meetings
Meetings of the Trustees shall be called and held at such time and at such place in Canada as the Trustees, the chairman of the Trustees or any two Trustees may determine, and any one Trustee or officer of the REIT may give notice of meetings when directed or authorized by such persons. Notice of each meeting of the Trustees shall be given to each Trustee not less than 24 hours before the time when the meeting is to be held, provided that if a quorum of Trustees is present, the Trustees may, without notice, hold a meeting immediately following an annual meeting of unitholders. A Trustee may waive notice and the presence of a Trustee at a meeting shall be deemed to be a waiver of the notice requirement by that Trustee except where the Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been lawfully called or convened. Notice of a meeting of the Trustees may be given verbally, in writing or by telephone, fax, email or other means of communication. A notice of a meeting of Trustees need not specify the purpose of or the business to be transacted at the meeting.
A Trustee may participate in a meeting of the Trustees or of a committee of the Trustees by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. A Trustee participating in such a meeting in such manner shall be considered present at the meeting and at the place of the meeting.
The quorum for the transaction of business at any meeting of the Trustees shall consist of a majority of Trustees and, notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees, provided that the Trustees shall not transact business at a meeting of Trustees unless a majority of the Trustees present are Residents.
The Board may invite any of the REIT’s or Extendicare’s officers, employees, advisors or consultants or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board. Attendees will be excused for any agenda items that are reserved for discussion among Trustees only.
Committees
The Trustees may appoint from their number one or more committees of Trustees and may grant or delegate to the committees such authority and such powers as the Trustees may in their sole discretion deem necessary or desirable to effect the administration of duties of the Trustees under the Deed of Trust, without regard to whether such authority is normally granted or delegated by Trustees, provided that a majority of the Trustees comprising any such committee shall be Residents. Unless otherwise determined by the Trustees, a quorum for meetings of any committee shall be a majority of its members and each committee shall have the power to appoint its chairman. Each member of a committee shall serve during the pleasure of the Trustees and, in any event, only so long as he or she shall be a Trustee.
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Appendix C
The Board shall appoint from among the Trustees an audit committee (the “Audit Committee”) to consist of not less than three Trustees. The composition of the Audit Committee shall comply with applicable securities laws, including Multilateral Instrument 52-110 — Audit Committees.
Board and Committee Meeting Agendas and Information
The Chair and the Chief Executive Officer (CEO), in consultation with the Secretary, will develop the agenda for each Board and committee meeting. Agendas will be distributed to the Board or committee members before each meeting, and all members shall be free to suggest additions to the agenda in advance of the meeting.
Whenever practicable, information and reports that are important to the Board’s or committee’s understanding of meeting agenda items will be circulated to the Trustees and committee members in advance of the meeting. Reports may be presented during the meeting by members of the Board, management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it may not be prudent or appropriate to distribute written materials in advance.
External Advisors
Each Trustee shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Human Resources, Governance and Nominating Committee.
As well, the Board or any of its committees may conduct or authorize investigations into any matters within their respective scope or responsibilities. As such, the Board or any of its committees are authorized to retain and determine funding for independent professionals to assist in the conduct of any such investigation.
Contacts with Senior Management
All of the Trustees shall have open access to senior management of the REIT and Extendicare. It is expected that Trustees will exercise judgement to ensure that such contact is not disruptive to the operations of Extendicare. Written communications from Trustees to members of management shall be copied to the Chair and CEO of the REIT.
Board/Committee Assessment
The Board, through the Human Resources, Governance and Nominating Committee, shall establish and conduct orientation and education programs for new Trustees through which the performance expectations for members of the Board shall be communicated. This Committee shall implement a process for assessing the effectiveness of the Board as a whole, the committees and the contributions of individual Trustees, which may include the use of periodic formal surveys.
Senior Management Succession Planning
The Board shall have responsibility for the appointment and evaluation of the performance of the CEO and senior officers of the REIT and its subsidiaries and shall require the Human Resources, Governance and Nominating Committee to make recommendations with respect to such matters. This Committee shall monitor, review and provide guidance in respect of executive management training, development and succession planning.
Trustees’ and Senior Management Compensation
The Human Resources, Governance and Nominating Committee shall be responsible for making recommendations to the Board concerning the compensation of Trustees, the CEO and senior officers of Extendicare and its subsidiaries, including the adequacy and form of compensation, including the use of incentive programs and awards made pursuant thereto. The Committee shall review senior management’s performance against the objective of maximizing unitholder value, measuring their contribution to that objective, and overseeing compensation policies.
Oversight Responsibilities
The Board shall monitor the corporate performance of Extendicare, including overseeing the operating results of Extendicare on a regular basis to evaluate whether Extendicare is being properly managed.
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Appendix C
Communications Policy
The Board shall approve the REIT’s core public disclosure documents disseminated to unitholders and the investing public, including the Annual Report, Management Information and Proxy Circular, Annual Information Form, interim quarterly reports and any prospectuses. The Audit Committee shall review and recommend for approval to the Board the quarterly and annual financial statements, including Management’s Discussion and Analysis, press releases relating to financial matters and any other financial information contained in core public disclosure documents. The Board requires that Extendicare, as administrator of the REIT, make accurate, timely and effective communication to unitholders and the investment community.
The Board shall have responsibility for reviewing the REIT’s policies and practices with respect to disclosure of financial and other information, including insider reporting and trading. The Board shall approve and monitor the disclosure policies designed to assist the REIT in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. The Board shall review the REIT’s policies relating to communication and disclosure on an annual basis.
Generally, communications from unitholders and the investment community will be directed to either of the Chief Executive Officer, Chief Financial Officer, Manager of Investor Relations, or Corporate Secretary of Extendicare to provide an appropriate response depending on the nature of the communication. It is expected that, if communications from stakeholders are made to the Chair or to other individual Trustees, management will be informed and consulted to determine any appropriate response.
Internal Control and Management Information Systems
The Board shall review the reports of management of Extendicare and the Audit Committee concerning the integrity of the REIT’s and Extendicare’s internal control and management information systems. Where appropriate, the Board shall require management of Extendicare and the Audit Committee to implement changes to such systems with a view to ensuring integrity of such systems.
Governance Policy
The REIT shall make full and complete disclosure of its system of governance on an annual basis in its annual unitholder documents and / or securities commission filings where required, and on its website. The Board, through the Human Resources, Governance and Nominating Committee, shall have the responsibility for developing the REIT’s approach to governance issues, including the responsibility for this disclosure.
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Appendix D
EXTENDICARE INC.
Mandate of the Board
The Board of Directors (the “Board”) of Extendicare Inc. (the “Company”) is responsible for the stewardship of the business and affairs of the Company, including the strategic planning process, approval of the strategic plan, the identification of principal risks and implementation of systems to manage these risks.
The Board has the responsibility to oversee the conduct of the business of the Company and to supervise management which is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to ensure that the Company meets its obligations on an ongoing basis and to ensure that the Company operates in a reliable and safe manner. In performing its functions, the Board should consider the legitimate interests its stakeholders such as employees, customers and communities may have in the Company. In supervising the conduct of the business, the Board, through the Chief Executive Officer of the Company (the “CEO”), shall set the standards of conduct for the enterprise.
The following points outline the key principles or guidelines governing how the Board will operate to carry out its overall stewardship responsibility:
Size of the Board
The articles of the Company provide that the Board may have a minimum of one director and a maximum of twenty directors. The ideal size of the Board will provide a diversity of expertise and opinion, as well as efficient operation and decision-making.
Election and Term
The Human Resources, Governance and Nominating Committee of the REIT will recommend to the Board of Trustees of the REIT the candidates for election as directors of the Company. This process shall include a determination of the competencies, skills and personal quality required of new directors in light of opportunities and risks facing the Company. The Board of Trustees will cause its final choice of candidates to be elected or appointed as directors of the Company to hold office until the next annual meeting of the unitholders of the REIT or until their successors are elected or appointed.
Review of Independence of Outside Directors
The Human Resources, Governance and Nominating Committee of the REIT will review on an annual basis any relationship between outside directors and the Company which might be construed in any way to compromise the designation of any director as being independent or unrelated to the Company. The objective of such review will be to determine the existence of any relationships, to ensure that the composition of the Board remains such that at least a majority of the directors are independent and unrelated and that where relationships exist, the director is acting appropriately. A director should bring to the attention of the Chair and the Human Resources, Governance and Nominating Committee of the REIT any potential conflicts of interest as they arise. Directors shall disclose all actual or potential conflicts of interest and refrain from voting on matters in which the director has a conflict of interest. In addition, a director should excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest or which otherwise affects his or her personal, business or professional interests.
Board Meetings
The Board shall hold regular meetings at least once in each fiscal quarter, with additional meetings held as and when necessary. Notice of the time and place of each meeting of the Board shall be given to each director. Notices sent by delivery or electronic means shall be sent no later than 24 hours before the time of the meeting. The Board shall meet periodically without management present to ensure that the Board functions independently of management.
A director may, if all the directors consent either by specific or general consent, participate in a meeting by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.
The Board appreciates having certain members of senior management attend each Board meeting to provide information and opinion to assist the directors in their deliberations. Management attendees will be excused for any agenda items that are reserved for discussion among directors only.
EXTENDICARE PROXY CIRCULAR — MARCH 2007

Appendix D
Committees
The Board may elect or appoint committees composed of directors and/or other persons, which may exercise such powers as the Board may delegate to them and shall have such other functions as the Board may determine. Subject to any restrictions imposed by the Board, each committee shall have the power to fix its quorum, to elect its chairman and to regulate its procedure.
Board and Committee Meeting Agendas and Information
The Chair and the Chief Executive Officer, in consultation with the Corporate Secretary, will develop the agenda for each Board and Committee meeting. Agendas will be distributed to the Board or Committee members before each meeting, and all members shall be free to suggest additions to the agenda in advance of the meeting.
Whenever practicable, information and reports that are important to the Board’s or committee’s understanding of meeting agenda items will be circulated to the directors and committee members in advance of the meeting. Reports may be presented during the meeting by members of the Board, management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it may not be prudent or appropriate to distribute written materials in advance.
External Advisors
If, in order to properly discharge its functions, duties and responsibilities, it is necessary, in the opinion of the Board that the Board obtain the advice and counsel of external advisors, the Board may engage the necessary advisors provided that approval is first obtained from the Human Resources, Governance and Nominating Committee.
Contacts with Senior Management
All of the directors shall have open access to the Company’s senior management. It is expected that directors will exercise judgement to ensure that such contact does not distract management from the Company’s business operations. Written communications from directors to members of management will be copied to the CEO.
Board/Committee Assessment
The Human Resources, Governance and Nominating Committee of the REIT shall establish and conduct orientation and education programs for new recruits to the Board, through which the performance expectations for Board members shall be communicated. This Committee shall implement a process for assessing the effectiveness of the Board as a whole, the committees and the contributions of individual directors, which may include the use of periodic formal surveys.
Strategic Planning
Management is responsible for the development of long-term corporate strategy, while the role of the Board is to review, question and validate, and ultimately to approve the strategies proposed by management.
Managing Risk
The Board shall have overall responsibility for assessing the principal risks facing the Company, ensuring the implementation of the appropriate strategies and systems to manage such risks, and reviewing any material legal matters relating to the Company as a whole or its investment in any major operating Company.
Administration Agreement
The Board of Directors is responsible for reviewing the performance of the Company under the Administration Agreement entered into by the REIT, Extendicare Trust, Extendicare Holding General Partner and the Company dated November 10, 2006, pursuant to which the Company has agreed to oversee and manage all general and administrative affairs of each of the REIT, Extendicare Trust and Extendicare Limited Partnership in accordance with the provisions thereof.
Corporate Governance Policy
The Company shall make full and complete disclosure of its system of corporate governance on an annual basis in the annual shareholder documents and/or securities commission filings of the REIT where required, and on the REIT’s website.
EXTENDICARE PROXY CIRCULAR — MARCH 2007